Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazer.Klein@srz.com

January 27, 2023

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:

The Walt Disney Company

PREC14A

Filed January 12, 2023 by

Trian Fund Management GP, LLC; Trian Partners, L.P.; Trian Partners Master Fund, L.P.; Trian Partners Parallel Fund I, L.P.; Trian Partners Fund (Sub)-G, L.P.; Trian Partners Strategic Investment Fund-A, L.P.; Trian Partners Strategic Investment Fund-N, L.P.; Trian Partners Strategic Fund-G II, L.P.; Trian Partners Strategic Fund-G III, L.P.; Trian Partners Strategic Fund-K, L.P.; Trian Partners Co-Investment Opportunities Fund, Ltd.; Nelson Peltz; Peter W. May; Edward P. Garden and Matthew Peltz

File No. 001-38842

Dear Ms. Chalk:

On behalf of Trian Fund Management, L.P. and its affiliates (collectively, “Trian”) and the other filing persons (together with Trian, the “Filing Persons”) we are responding to your letter dated January 24, 2023 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on January 12, 2023 (the “Preliminary Proxy Statement”) with respect to The Walt Disney Company (“Disney” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics in the order in which they were listed, and are followed by our respective responses.

Concurrently with this letter, Trian is delivering to your attention a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and intends to file the Revised Preliminary Proxy Statement with the SEC on EDGAR as of the date of this letter. The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

PREC14A filed January 12, 2023

The Alternate Trian Nominee, page 6

1)	Your proxy statement indicates proxies may be voted for the Alternate Trian Nominee under a broad range of circumstances, including if Nelson Peltz becomes unwilling to serve for any reason. We recognize that a soliciting party may need to substitute a director nominee in certain circumstances, for example, because a nominee withdraws from the slate or the registrant increases the number of director seats up for election. See Compliance and Disclosure Interpretation 139.01 under “Proxy Rules and Schedules 14A/14C” at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi. We note the language in the proxy statement that if Nelson Peltz is unable “due to death, disability or otherwise” or “becomes unwilling for any reason to serve as a director,” you reserve the right to use proxies voted “FOR” Nelson Peltz to vote for Matthew Peltz instead. Please revise, consistent with the limits of discretionary authority outlined in Rule 14a-4(c)(5), which states that you may use discretionary authority to vote for a substitute nominee if a named nominee is “unable to serve or for good cause will not serve.”

The Filing Persons note the Staff’s comment and have revised their disclosure relating to Trian’s discretionary authority in the Revised Preliminary Proxy Statement to clarify that proxies may be voted for the Alternate Trian Nominee in the event that Nelson Peltz “is unable to serve or for good cause will not serve” (as referred to in this Response Letter, a “Trian Nominee Service Event”) in accordance with Rule 14a-4(c)(5).

2)	See our last comment above. Your disclosure further states that if Nelson Peltz becomes unable or unwilling to serve, Trian will deliver supplemental proxy materials, including a revised proxy card, disclosing the required information as to the substitute nominee. This would indicate that the substitution would occur within a reasonable time before the meeting. Clarify whether you in fact intend to distribute revised proxy materials and new proxy cards in the event of a substitution of Matthew for Nelson Peltz. In addition, clarify whether, if you plan to disseminate additional proxy materials including a new proxy card in the event of a substitution, you would discard proxies submitted for Nelson Peltz under those circumstances.

The Filing Persons note the Staff’s comment and have removed from the Revised Preliminary Proxy Statement any statements indicating that Trian intends to deliver supplemental proxy materials in the case of a Trian Nominee Service Event. Additionally, the Filing Persons make clear that, should such event occur, all proxies submitted for Nelson Peltz will be voted for Matthew Peltz (a “Substitution”).

The Filing Persons note the Staff’s implication that any such Substitution “would occur within a reasonable time before the meeting.” Though the Filing Persons do not anticipate a Substitution, the Filing Persons do not believe that a “reasonable time” qualification is relevant given that the applicable rule in such case is Rule 14a-4(c)(5). This rule notably does not provide for the “reasonable time” qualifications that are provided for in Rules 14a-4(c)(1) and 14a-4(c)(3) (both of which are not pertinent to the question at hand).

For the benefit of the Staff, the Filing Persons note that they do not intend to deliver supplemental proxy materials or a revised proxy card in the case of a Trian Nominee Service Event and do not presently intend to effectuate a Substitution. In the event of future unforeseen circumstances, the Filing Persons may, as necessary, reconsider their position and take actions they believe are necessary to remain compliant with proxy regulations, including, but not limited to, filing supplemental proxy materials or a revised proxy card. Furthermore, if a Trian Nominee Service Event occurs imminently before the Annual Meeting—such as within 48 hours before such meeting— the Filing Persons intend, to the extent practicable, to inform shareholders, via press release or other similar public disclosure, of such Trian Nominee Service Event and that the Filing Persons plan to effect a Substitution.

Background to the Solicitation, page 16

3)	Provide additional background to explain the events or contacts leading up to the July 11, 2022 lunch between Nelson Peltz and Robert Chapek and their respective wives.

The Filing Persons note the Staff’s comment and advise the Staff that no material events or contacts led up to the July 11, 2022 lunch but have added disclosure clarifying that such lunch was arranged by a mutual acquaintance of both Nelson Peltz and Robert Chapek due to Mr. Peltz’s long-time interest in the Company.

Proposal 1: Election of Directors, page 19

4)	Revise to disclose how Trian recommends shareholders vote on the other ten Company nominees besides the Opposed Company Nominee. If Trian makes no recommendation as to those individuals, so state.

The Filing Persons note the Staff’s comment and have added disclosure on pages 4, 5, 15, 19, 20, 21 and 26 of the Revised Preliminary Proxy Statement providing that Trian makes no voting recommendation on the ten Acceptable Company Nominees.

5)	See our last comment above. Where you disclose how the Trian Beneficial Owners will vote their own shares “FOR” Nelson Peltz and “WITHHOLD” as to the Opposed Company Nominee, revise to state how they will vote on the other Company director candidates.

The Filing Persons note the Staff’s comment and have added disclosure on pages 4 and 15 of the Revised Preliminary Proxy Statement clarifying that the Trian Beneficial Owners will vote “withhold” on the Acceptable Company Nominees under the relevant circumstances.

6)	We note the disclosure on accessing information in the Company’s proxy statement generally that currently appears on pages 37-38 of your proxy statement. In addition, where you advise shareholders to refer to the Company’s proxy statement and form of proxy for information about the Company’s nominees, state that shareholders can find such information free of charge on the Commission’s website at www.sec.gov. See Item 7(f) of Schedule 14A. Provide the same disclosure in the third paragraph under “Proxy Information” where you refer shareholders to the Company’s proxy statement and proxy card.

The Filing Persons note the Staff’s comment and have added responsive disclosure to pages 27, 30 and 32 of the Revised Preliminary Proxy Statement.

Other Matters to be Considered at the 2023 Annual Meeting

Vote Required, page 25

7)	Your disclosure indicates that abstentions will not be taken into account and will have no effect on certain proposals to be considered at the 2023 Annual Meeting. However, the Company’s proxy statement indicates that abstentions will have the effect of a negative vote because they are counted as represented and entitled to vote on such matters. Please revise or advise.

The Filing Persons note the Staff’s comment and have added responsive disclosures to pages 18, 20, 21 and 28 of the Revised Preliminary Proxy Statement, clarifying that abstentions will have the effect of a vote against such proposals because they are counted as represented and entitled to vote on such matters.

Other Interests of the Participants, page 29

8)	Quantify the payments received by Will Peltz and Nicola Peltz Beckham from a subsidiary of the Company.

The Filing Persons note the Staff’s comment and have added clarifying disclosure to page 24 of the Revised Preliminary Proxy Statement stating that, since the beginning of the Company’s last fiscal year, each of Nicola Peltz Beckham and Will Peltz has received, and may from time to time receive, residual payments in amounts not exceeding $120,000, either in individual payments or in the aggregate, from one or more subsidiaries of the Company.

Form of Proxy, page 48

9)	Revise to state how a signed but unmarked proxy card will be voted on the Company nominees other than the Opposed Company Nominee. See Rule 14a-19(e)(7).

The Filing Persons note the Staff’s comment and have added revised disclosure to pages 4 and 26 of the Revised Preliminary Proxy Statement clarifying that a signed but unmarked proxy card will be voted to “withhold” on the Acceptable Company Nominees.

General

10)	Please update your proxy statement and proxy card to reflect all of the matters to be voted on at the Company’s 2023 Annual Meeting, as presented in the Company’s proxy statement filed on January 17, 2023.

The Filing Persons note the Staff’s comment and have updated the Revised Preliminary Proxy Statement and the form of proxy card therein to reflect all matters to be voted on at the Company’s 2023 Annual Meeting.

11)	Since the Company has now filed its preliminary proxy statement to identify its nominees, please revise your proxy statement and proxy card accordingly, including to specifically identify the Company nominee Trian opposes.

The Filing Persons note the Staff’s comment and have updated the Revised Preliminary Proxy Statement and the form of blue universal proxy card therein to identify all Company nominees by writing out the names of each Company nominee as both an “Acceptable Company Nominee” and an “Opposed Company Nominee”. Trian is still in the process of determining the identity of the opposed Company nominee and anticipates only being in a position to do so at the time it files a definitive filing. Additionally, being required to identify the opposed nominee prior to the definitive filing will place Trian and similarly situated dissidents at a strategic disadvantage in relation to the Company which faces no such issues. Considering this, and the fact that Disney is withholding the disclosure of both the record and annual meeting dates (which the Filing Persons believe to be just as material as the identity of an opposed nominee) until the definitive proxy statement filing, and in light of the fact that the Staff has traditionally (in our experience), in the context of the pre-universal proxy card short slate regime, allowed dissidents to withhold the identity of opposed company nominees prior to making a definitive filing, we feel the approach taken by the Filing Persons comports with prior Staff practice and Rule 14a-19, and provides the Staff with the ability to review the Filing Person’s proxy card, at the preliminary stage, for compliance with the font, style and size requirements set forth in Rule 14a-19(e)(5), and for any other material disclosure purposes, without disadvantaging the Filing Persons in a way that the Company is not.

12)	If it is Trian’s intent to include in its proxy statement the information that would be required in the Notice of Internet Availability required by Rule 14a-16, please revise to include all of the disclosure required by Rule 14a-16(d), or advise.

The Filing Persons note the Staff’s comment and advise the Staff that the Filing Persons intend to mail a full set of proxy materials to shareholders as set forth in Rule 14a-16(n). The Filing Persons therefore have not added a Notice of Internet Availability to the Revised Preliminary Proxy Statement but have revised page 30 of the Revised Preliminary Proxy Statement to add certain additional clarifying disclosure regarding this issue.

13)	We note the disclosure in your proxy statement and on the proxy card indicating that shareholders are limited to voting “FOR” a maximum of eleven director nominees. In addition, you state that if a proxy card is returned that votes “FOR” more than eleven director candidates, “your shares will be voted ‘FOR’ Nelson Peltz (or the alternate nominee, as applicable) and the ten acceptable company nominees and not for the Opposed Company Nominee.” However, the Company’s proxy card states that cards that include votes “FOR” more than eleven nominees will be invalidated. Please explain in your response letter the authority upon which you rely, including any state law support, for treating over-voted proxy cards in the manner indicated. Your response letter should explain how, if the Company chooses the inspector of election who will determine the validity of such proxy cards, you intend to cause them to be voted as disclosed.

The Filing Persons note the Staff’s comment and respectfully advise the Staff that the Filing Persons have relied both on an analysis of federal authority and commentary and Delaware case law in determining that it may vote returned and over-voted proxy cards in a manner that casts votes “for” ten of the Company’s nominees and Trian’s nominee (the “Over-Voted Card Treatment”).

Relevance of Over-Voting Situations

        The Filing Persons understand from their proxy solicitor that in solicitations such as this, shareholders receive voting instruction forms (“VIFs”) from Broadridge Financial Solutions (“Broadridge”), which they may return to Broadridge in lieu of sending a signed proxy card to proxy solicitors or voting via an online portal such as Proxy Vote (which is also operated by Broadridge). The Filing Persons understand that while Broadridge’s policy is to invalidate those VIFs that are sent by beneficial owners to Broadridge and that are over-voted (an “Invalidation Scenario”), this invalidation does not occur in circumstances where VIFs are completed electronically, such as through Proxy Vote, where electronic systems disallow beneficial owners from making the mistake of over-voting. By contrast, proxy cards that are returned to proxy solicitors are voted in accordance with disclosure made in applicable proxy statements.2

Therefore, Invalidation Scenarios may only occur in a fraction of the multitude of voting scenarios that arise in proxy contests. Accordingly, and for the sake of clarity, the Filing Persons have categorized the effect of over-voting in relevant situations in the Revised Preliminary Proxy Statement and Blue universal proxy card.

2 In addition, in the limited situations where beneficial owners deliver over-voted proxy cards to soliciting parties’ proxy solicitors, proxy solicitors may—and in this case, the Filing Persons’ proxy solicitor will—record such over-voted cards in a manner that aligns with disclosure regarding the treatment of over-voted proxy cards in the soliciting party’s proxy statement.

Therefore, in the instant case, the Filing Persons’ proxy solicitor intends to review any over-voted cards and mark any corresponding ballots sent to the inspector of elections exactly in the manner specified by the Filing Persons in their proxy statement, such that ballots will be marked to vote “for” Nelson Peltz, “for” the ten Acceptable Company Nominees and to “withhold” on the Opposed Company Nominee.

1

Legal Analysis

           The limited instances of Invalidation Scenarios, and the fact that such scenarios only result from the policies of an intermediary such as Broadridge, implies that, as a legal matter, invalidation need not occur in all over-voting situations.

           Neither the proxy rules nor related commentaries require that a soliciting party exercise its discretion to invalidate an over-voted card as the Company’s proxy card has disclosed. The SEC’s commentary on this rule is brief, providing in Exchange Act Release No. 34-93596 that “each universal proxy card must disclose the treatment of proxy cards containing over-votes and under-votes.” The SEC further notes that “disclosure and presentation mandates in our rule amendments are intended to avoid shareholder confusion that could result in an increase in defective ballots and shareholder disenfranchisement.”

And as the Staff has already alluded to in the SEC Comment Letter, Rule 14a-19(e)(7) merely requires, in relevant part, prominent disclosure of “the treatment and effect of a proxy executed in a manner that grants authority to vote for the election of fewer or more nominees than the number of directors being elected” (emphasis added).  Rule 14a-4(e) further provides that a “proxy statement or form of proxy shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted” and that, in applicable circumstances “shares will be voted in accordance with the specifications so made.” In addition to discretionary authority provided for in Rule 14a-4(b)(1), Rule 14a-4(c)(2) also allows for soliciting parties to exercise discretionary authority so long as such parties provide “advice on the nature of the matter and how the [soliciting party] intends to exercise its discretion to vote on each matter.”

Support for the position that over-voted cards should not be fully invalidated is present even in early SEC commentary on the responsibilities of soliciting parties towards shareholders. In SEC Release 34-4185 (November 5, 1948), the SEC took the position that “the solicitation of proxies constitutes an implied representation by the persons making the solicitation that the shares represented by the proxy will be voted.”

This concept is reflected in Delaware case law as well, which provides that “the person designated in a proxy has a fiduciary obligation to carry out the wishes of the stockholders [who granted the proxy] to the best of his ability.” (Hauth v. Giant Portland Cement Co., 96 A.2d 233 (Del. Ch. 1953)).  Moreover, in a case in which the SEC submitted an amicus curiae brief in support of the court’s ultimate holding, where management solicited proxies and then failed to attend the annual meeting in order to prevent a quorum, a court held that “it is the duty of the Management proxy attorneys to attend the Annual Meeting and to cast the votes of the stockholders whose proxy instruments they hold in accordance with the mandate of these instruments and in accordance with the agency which Management counsel assert that they have not abandoned but continue to exercise.” (Lizars v. Dahlberg, 3 S.E.C. Jud. Dec. 662, 675 (Balto. City Super. Ct. 1944)).

Therefore, in light of the foregoing, the Filing Persons believe that the Over-Voted Card Treatment is both more proper and more practical than invalidation.

14)	The Company’s proxy statement does not provide a means to vote by telephone for the 2023 Annual Meeting. However, your proxy statement indicates that telephonic voting will be permitted. Please advise or revise.

The Filing Persons note the Staff’s comment and advise the Staff that the Filing Person’s proxy solicitor intends to take votes over the phone by offering “televoting” for incoming and registered stockholders and allowing such holders to vote by “IVR” push button technology. It appears, based on the Company’s preliminary proxy statement, that the Company has opted not to make televoting available as it relates to the Company’s white universal proxy card. The Filing Persons hereby advise the Staff that their proxy solicitor has received confirmation from First Coast Results, Inc., the inspector of election chosen by the Company, that submission of televotes will be accepted from both the Company and the Filing Persons.

15)	Please generally revise the proxy statement to provide a specific source of support for facts and figures presented. For example, the reference to “SEC Filings” in footnote 3 on page 9 of the proxy statement should be revised to provide more specific sources, such that shareholders can find support for your assertions about declines in earnings per share.

The Filing Persons note the Staff’s comment and have added specific sources to support certain of the facts and figures presented on pages 8-9 of the Revised Preliminary Proxy Statement.

16)	As to each Proposal listed in your proxy statement, disclose the effect of broker-non votes.

The Filing Persons note the Staff’s comment and have added clarifying disclosures to pages 17-21, 28 and 29 of the Revised Preliminary Proxy Statement disclosing the effect of broker-non votes on each of the proposals.

17)	We note the following disclosure on page 7: “Due in part, to the nature of the SEC’s newly-adopted universal proxy rules and the manner in which votes will be tabulated, to help ensure the election of Nelson Peltz, we recommend that shareholders vote ‘FOR’ Nelson Peltz and ‘WITHHOLD’ on the Opposed Company Nominee.” We also note the following disclosure on page 6: “We believe the best opportunity for Nelson Peltz to be elected is by voting ‘FOR’ Nelson Peltz, and to ‘WITHHOLD’ on the Opposed Company Nominee, on the BLUE universal proxy card.” With a view toward revised disclosure, please explain why, given the context of a plurality voting standard, the casting of a “WITHHOLD” vote for the Opposed Company Nominee (rather than simply not voting “FOR” such nominee) improves Mr. Peltz’s chance of being elected.

The Filing Persons note the Staff’s comment and advise the Staff that they have revised this disclosure to clarify that they believe the best opportunity for Nelson Peltz to be elected is by voting ‘for’ Nelson Peltz, and to ‘withhold’ on or not vote ‘for’ the Opposed Company Nominee, on the blue universal proxy card.

18)	Please confirm that, if a beneficial owner votes via a voting instruction form that you have arranged to have distributed, but such beneficial owner does not mark such voting instruction form, the unmarked form will result in votes cast in the same manner as a signed but unmarked BLUE universal proxy card.

The Filing Persons note the Staff’s comment and have added clarifying disclosure to the form of blue universal proxy card in the Revised Preliminary Proxy Statement, clarifying that a signed and unmarked blue voting instruction form will result in votes cast in the same manner as a signed but unmarked blue universal proxy card.

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein